

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2025

Robert Hoffman
Chief Financial Officer
CytoDyn Inc.
1111 Main Street, Suite 660
Vancouver, WA 98660

> **Re: CytoDyn Inc.**
> **Registration Statement on Form S-3**
> **Filed July 25, 2025**
> **File No. 333-288970**

Dear Robert Hoffman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Mary Ann Frantz